April 10, 2019

Via E-mail and EDGAR

Securities and Exchange Commission,

        Division of Corporation Finance,

            100 F. Street, N.E.,

                Washington, D.C. 20549.

Attention: John Reynolds

Re:	Acceleration Request for Anheuser-Busch InBev SA/NV
Registration Statement on Form F-4 (File Nos. 333-230662, 333- 230662-01, 333-230662-02,
333-230662-03, 333-230662-04, 333- 230662-05, 333-230662-06)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Anheuser-Busch InBev SA/NV (“AB InBev”), hereby requests that the effective date of AB InBev’s Registration Statement on Form F-4, Registration Numbers 333-230662, 333-230662-01, 333-230662-02, 333-230662-03, 333-230662-04, 333-230662-05, 333-230662-06 (the “Registration Statement”) be accelerated so that AB InBev’s Registration Statement will become effective at 12:00 p.m., Washington, D.C. time, on April 15, 2019, or as soon thereafter as practicable.

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It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform John Horsfield-Bradbury at Sullivan & Cromwell LLP at +44 20 7959 8900.

Very truly yours, Anheuser-Busch InBev SA/NV

By:	/s/ Guy Ernotte Dumont
Name:	Guy Ernotte Dumont
Title:	Global Director Equities

By:	/s/ Ann Randon
Name:	Ann Randon
Title:	Global VP, Tax & Control

cc:    Ronald E. Alper